Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Sumitomo Mitsui Financial Group, Inc.

Subject Company: Promise Co., Ltd.

Commission File Number: 333-177812

Dated December 1, 2011

December 1, 2011

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Sumitomo Mitsui Banking Corporation

Notice Regarding the Results of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Change of Subsidiary

Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe; the “Tender Offeror”), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (President: Koichi Miyata; “SMFG”), at the meeting of the Board of Directors held on September 30, 2011, decided to acquire the shares of common stock (including shares of common stock of the Target (as defined below) that may be issued or transferred as a result of exercising stock acquisition rights and stock acquisition rights attached to bonds with stock acquisition rights; the “Shares of the Target”), the first series of stock acquisition rights for the stock compensation-type stock options (the “First Series of Stock Acquisition Rights”), the second series of stock acquisition rights for the stock compensation-type stock options (the “Second Series of Stock Acquisition Rights”) and the third series of stock acquisition rights for the stock compensation-type stock options (the “Third Series of Stock Acquisition Rights”; and, together with the First Series of Stock Acquisition Rights and the Second Series of Stock Acquisition Rights, collectively referred to as the “Stock Acquisition Rights”), as well as the euro yen callable bonds with stock acquisition rights due 2015 (the “Bonds with Stock Acquisition Rights”), issued by Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange First Section: 8574; the “Target”), by way of a tender offer (the “Tender Offer”). The Tender Offeror commenced the Tender Offer on October 18, 2011 and the Tender Offer ended on November 30, 2011. Accordingly, SMFG and the Tender Offeror hereby announce the results of the Tender Offer, as follows.

In addition, as announced in the “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment” released on September 30, 2011, the allotted party of the third-party allotment by Promise (the “Third-Party Allotment”) is determined to be SMFG following the results of the Tender Offer:

I.	Results of the Tender Offer

1.	Overview of the Tender Offer

(1)	Name and Location of Head Office of the Tender Offeror

Sumitomo Mitsui Banking Corporation

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2)	Name of the Target

Promise Co., Ltd.

(3)	Type of Share Certificates etc. to be Purchased

(i)	Common Shares

(ii)	Stock Acquisition Rights

a.	The first series of stock acquisition rights for the stock compensation-type stock options issued pursuant to the resolutions approved at the Board of Directors meeting of the Target held on July 30, 2009

b.	The second series of stock acquisition rights for the stock compensation-type stock options issued pursuant to the resolutions approved at the Board of Directors meeting of the Target held on July 28, 2010

c.	The third series of stock acquisition rights for the stock compensation-type stock options issued pursuant to the resolutions approved at the Board of Directors meeting of the Target held on July 15, 2011

(iii)	Bonds with Stock Acquisition Rights

The euro yen callable bonds with stock acquisition rights due 2015 issued pursuant to the resolutions approved at the Board of Directors meeting of the Target held on July 8 and 9, 2008

(4)	Number of Share Certificates, etc. to be Purchased through the Tender Offer

Number of Shares Scheduled to be Purchased	Minimum Number of Shares Scheduled to be Purchased	Maximum Number of Shares Scheduled to be Purchased
113,891,049 shares	- shares	- shares

(Note 1)	There is no maximum or minimum amount set for the number of shares scheduled to be purchased through the Tender Offer; all tendered shares will be acquired.
(Note 2)	Fractional unit shares are also subject to the Tender Offer. Note, if pursuant to the Companies Act, a shareholder exercises its right to request the purchase of fractional unit shares by the Target, the Target may purchase its own shares during the period in the Tender Offer (the “Tender Offer Period”) pursuant to the procedures set forth in the laws and regulations.
(Note 3)	The shares held by the Target will not be purchased through the Tender Offer.

(Note 4)	The number of shares scheduled to be purchased is 113,891,049 shares, which is obtained by way of the total number of issued shares (134,866,665 shares) as of June 30, 2011, as set forth in the 51st Term – First Quarter Report filed by the Target on August 12, 2011, plus the maximum number of Shares of the Target which may be issued or transferred by the last day of the Tender Offer Period as a result of the exercising of the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights (including Shares of the Target which were issued or transferred on or after June 30, 2011 and before the commencement date of the Tender Offer as a result of the exercising of the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights) (i.e., 15,000,117 shares, which is the total number obtained by adding (i) 26,550 shares, which is the number of the Shares of the Target to be issued upon exercise of the First Series of Stock Acquisition Rights as of May 31, 2011, as set forth in the 50th Term – Annual Securities Report filed by the Target on June 27, 2011, (ii) 33,000 shares, which is the number of the Shares of the Target to be issued upon exercise of the Second Series of Stock Acquisition Rights, as set forth in the same annual report, (iii) 46,950 shares, which is the number of the Shares of the Target to be issued upon exercise of the Third Series of Stock Acquisition Rights, as stated in the Announcement of Issue Price for Stock Options Granted as Compensation for Directors and Executive Officers announced by the Target on August 5, 2011 and (iv) 14,893,617 shares, which is the number obtained by (a) multiplying the number of the stock acquisition rights attached to the Bonds with Stock Acquisition Rights as of May 31, 2011 (4,200 units), as set forth in the 50th Term – Annual Securities Report, by JPY10,000,000, which is the par value of the Bonds with Stock Acquisition Rights, and then by (b) dividing the result of (a) by JPY2,820, which is the valid conversion price as of the commencement date of the Tender Offer; the “Number of Shares to be Issued by Exercise of Stock Acquisition Rights”) minus the number of shares held by the Target as of June 30, 2011, as set forth in the 51st Term – First Quarter Report filed by the Target on August 12, 2011 (8,048,983 shares) and the number of the Shares of the Target held by the Tender Offeror as of the commencement date of the Tender Offer (27,926,750 shares). According to the Target, during the period from June 1, 2011 through June 30, 2011, none of the Stock Acquisition Rights or the stock acquisition rights attached to the Bonds with Stock Acquisition Rights were exercised, and no change was made in the number of the Shares of the Target to be issued upon exercise of the Stock Acquisition Rights nor the stock acquisition rights attached to the Bonds with Stock Acquisition Rights nor the number of voting rights corresponding thereto.
(Note 5)	There is the possibility that the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights are exercised prior to the last day of the Tender Offer Period; the Shares of the Target issued or transferred pursuant to such exercising of rights will also be subject to the Tender Offer.

(5)	Period for the Tender Offer

(i)	Period for the Tender Offer as of Filing of Registration Statement

From October 18, 2011 (Tuesday) to November 30, 2011 (Wednesday) (30 business days in Japan)

(ii)	Possible Extension of the Tender Offer Period at the Target’s Request

Not Applicable.

(6)	Price for the Tender Offer

	Shares of Common Stock	JPY 780 per share

	First Series of Stock Acquisition Rights	JPY 1 per stock acquisition right

	Second Series of Stock Acquisition Rights	JPY 1 per stock acquisition right

	Third Series of Stock Acquisition Rights	JPY 1 per stock acquisition right

	Bonds with Stock Acquisition Rights	JPY 2,765,880 per bond with stock acquisition right (JPY 10,000,000 par value)

2.	Results of the Tender Offer

(1)	Success or failure of the Tender Offer

There is no maximum or minimum amount set for the number of share certificates, etc. to be purchased through the Tender Offer. Accordingly, the Tender Offeror will purchase all tendered share certificates, etc.

(2)	Date of Public Notice of the Results of the Tender Offer and Name of Newspaper for Public Notice

Based on Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Act (Law No. 25 of 1948, including any subsequent amendments thereto; the “Act”), the results of the Tender Offer were announced to the press in accordance with the procedures prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, including any subsequent amendments thereto) and Article 30-2 of the Cabinet Office Order Regarding Disclosure of Tender Offers for Shares by Non-Issuers (Ministry of Finance Order No. 38 of 1990, including any subsequent amendments thereto; the “Ordinance”) on December 1, 2011.

(3)	Number of Share Certificates, Etc. Purchased through the Tender Offer

Type of Share Certificates, Etc.	Number Tendered, Represented by Shares	Number Purchased, Represented by Shares
Share Certificates	91,020,096 shares	91,020,096 shares
Certificates of Stock Acquisition Rights	- shares	- shares
Certificates of Bonds with Stock Acquisition Rights	- shares	- shares
Trust Beneficiary Certificates for Share Certificates, Etc. ( )	- shares	- shares
Depositary Receipts for Share Certificates, Etc. ( )	- shares	- shares
Total	91,020,096 shares	91,020,096 shares
(Total Number of Share Certificates, Etc. (diluted))	-	(- shares	)

(4)	Ownership Percentage of Share Certificates, Etc. After the Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	558,535 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer 19.69%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	0 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer 0%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror after the Tender Offer	2,378,936 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer 83.87%)
Number of Voting Rights Represented by Share Certificates, Etc. Held by Specially Related Parties after the Tender Offer	0 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer 0%)
Total Number of Voting Rights of Shareholders, Etc. of the Target	2,535,965 units

(Note 1)	The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is the total number of voting rights related to the number of shares held by special related parties (except for the Target and special related parties excluded from special related parties in relation to the calculation of the ownership percentage in each item of Article 27-2, Paragraph 1 of the Act in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance).
(Note 2)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of September 30, 2011 as set forth in the 51st Term – Second Quarter Report filed by the Target on November 14, 2011 (based on the number of shares of 1 unit as 50 shares). However, since the shares less than one unit, the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights were also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and “Ownership Percentage of Share Certificates, Etc. after the Tender Offer”, the total number of voting rights (2,836,355 units), corresponding to the number of shares (141,817,795 shares), which is obtained by adding (A) the number (126,817,678 shares) obtained by deducting the number of treasury shares held by the Target as of September 30, 2011 (8,048,987 shares) from the total number of issued shares (134,866,665 shares) as of September 30, 2011, as set forth in 51st Term – Second Quarter Report filed by the Target on November 14, 2011, to (B) the Number of Shares to be Issued by Exercise of Stock Acquisition Rights (i.e., 15,000,117 shares, which is the total number obtained by adding (i) 26,550 shares, which is the number of the Shares of the Target to be issued upon exercise of the First Series of Stock Acquisition Rights as of May 31, 2011, as set forth in the 50th Term – Annual Securities Report filed by the Target on June 27, 2011, (ii) 33,000 shares, which is the number of the Shares of the Target to be issued upon exercise of the Second Series of Stock Acquisition Rights as set forth in the same annual report, (iii) 46,950 shares, which is the number of the Shares of the Target to be issued upon exercise of the Third Series of Stock Acquisition Rights, as set forth in the 51st Term – Second Quarter Report filed by the Target on November 14, 2011 and (iv) 14,893,617 shares, which is the number obtained by (a) multiplying the number of the stock acquisition rights attached to the Bonds with Stock Acquisition Rights as of May 31, 2011 (4,200 units), as set forth in the 50th Term – Annual Securities Report, by JPY10,000,000, which is the par value of the Bonds with Stock Acquisition Rights, and then by (b) dividing the result of (a) by JPY2,820, which is the valid conversion price as of the date hereof), is used as the denominator. According to the Target, during the period from June 1, 2011 through September 30, 2011, none of the Stock Acquisition Rights or the stock acquisition rights attached to the Bonds with Stock Acquisition Rights was exercised, and no change was made in the number of the Shares of the Target to be issued upon exercise of the Stock Acquisition Rights nor the stock acquisition rights attached to the Bonds with Stock Acquisition Rights nor the number of voting rights corresponding thereto.

(Note 3)	The “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” are rounded to the second decimal place.

(5)	Calculation in case of the Tender Offer on pro-rata basis

Not Applicable.

(6)	Settlement Method

(i)	Name and Location of Head Office of the Financial Instruments Business Operator, Bank, etc. handling the Settlement

SMBC Nikko Securities Inc.

3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(ii)	Settlement Commencement Date

December 7, 2011 (Wednesday)

(iii)	Settlement Method

A notice regarding the purchase under the Tender Offer will be mailed to the address of the persons who accepted the offer for the purchase of shares, etc. or offered the sale of shares, etc. pertaining to the Tender Offer (the “Applicant Shareholders”) (or, in the case of shareholders who reside in a foreign nation (including shareholders who are judicial persons; hereinafter referred to as “Foreign Shareholders”), the standing proxies of the Applicant Shareholders who reside in Japan (the “Standing Proxies”)) without delay after the closing of the Tender Offer Period.

Purchase will be settled in cash. The tender offer agent will remit proceeds pertaining to the sale of shares, etc. to the address designated by Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies) without delay after settlement begins in accordance with instructions made by the Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies).

3.	Location at which a Copy of the Tender Offer Report is made available to the Public

Sumitomo Mitsui Banking Corporation

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

II.	Change of Subsidiary

1.	Reason for Change

As a result of the Tender Offer, the Tender Offeror will hold 118,946,846 shares of the Target (percentage of the voting rights is 93.81%) and the Target will become a subsidiary of the Tender Offeror and SMFG, a wholly owning parent company of the Tender Offeror, on December 7, 2011, the settlement commencement date of the Tender Offer.

2.	Overview of the New Subsidiary

(1)	Name:	Promise Co., Ltd.

(2)	Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative:	Ken Kubo, President and Representative Director

(4)	Business:	Consumer finance business

(5)	Capital Amount:	JPY 80,737 million

(6)	Date of Incorporation:	March 20, 1962

(7)	Major Shareholders and Shareholding Ratios (as of September 30, 2011):	Sumitomo Mitsui Banking Corporation	20.71%
		Yumiko Jinnai	6.41%
		The Sumitomo Trust and Banking Co., Ltd.	2.97%
		UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy: Citibank Japan Ltd.)	2.91%
		Daiwa Securities Capital Markets Co. Ltd.	2.86%
		Japan Securities Finance Co., Ltd.	2.73%
		Japan Trustee Services Bank, Ltd. (Trust unit)	2.62%
		The Master Trust Bank of Japan, Ltd. (Trust unit)	1.93%
		SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.46%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement Business Division)	1.17%

(8)	Relationship between SMFG and the Target:	Capital Relationship	As of December 1, 2011, SMFG indirectly holds 27,926,750 shares of common stock of the Target (20.71% of the total number of issued shares). As a result of the Tender Offer, SMFG will indirectly hold 118,946,846 shares of common stock of the Target (88.20% of the total number of issued shares) as of December 7, 2011.

		Personnel Relationship	Among the directors of the Target, Mr. Ken Kubo, Mr. Shozo Watanabe and Mr. Masahiko Iwanami were officers/employees of the Tender Offeror. As of December 1, 2011, 16 employees of the Tender Offeror, a wholly-owned subsidiary of SMFG, are seconded to the Target.

		Transaction Relationship	The Tender Offeror, a wholly-owned subsidiary of SMFG, provides loans to the Target. The Tender Offeror and SMFG have established business alliances with the Target in respect of the consumer finance business.

		Status as a Related Party	The Target is an equity-method affiliate of SMFG and, therefore, is a related party thereof. As a result of the Tender Offer, the Target will become a consolidated subsidiary company of SMFG as of December 7, 2011.

(9)	Operating Results and Financial Position Over Past Three Fiscal Years (unit: in millions of yen. except for specified one)

Fiscal Year	Year ended March 2009	Year ended March 2010	Year ended March 2011
Consolidated Net Assets	283,189	299,606	173,590
Consolidated Total Assets	1,753,632	1,563,843	1,079,164
Consolidated Net Assets Per Share (yen)	1,909.65	2,045.02	1,249.13
Consolidated Operating Income	387,950	338,982	238,427
Consolidated Ordinary Profit	(67,720)	17,929	(48,811)
Consolidated Net Income	(125,122)	14,566	(96,010)
Consolidated Net Income Per Share (yen)	(986.64)	114.86	(757.09)
Dividend Per Share: Common Stock (yen)	20.00	10.00	0.00

3.	Number of Shares to be Acquired, Acquisition Price and Share Ownership before and after the Acquisition

(1)	Number of Shares Held before the Change	27,926,750 shares (indirectly held) (Number of Voting Rights: 558,535 units) (Percentage of the Shares Held: 20.71%)

(2)	Number of Shares to be Acquired	91,020,096 shares (indirectly acquired) (Number of Voting Rights: 1,820,401 units) (Percentage to Number of Issued Shares: 67.49%) (Acquisition Price: JPY70,995 million)

(3)	Number of Shares Held after the Change	118,946,846 shares (indirectly held) (Number of Voting Rights: 2,378,936 units) (Percentage of the Shares Held: 88.20%)

(Note 1)	In calculating the “Percentage of the Shares Held” and “Percentage to Number of Issued Shares”, the total number of issued shares of the Target (134,866,665 shares) as of September 30, 2011, as set forth in 51st Term – Second Quarter Report filed by the Target on November 14, 2011, are used as the denominator.
(Note 2)	The “Percentage of the Shares Held” and the “Percentage to Number of Issued Shares” are rounded to the second decimal place.
(Note 3)	As the allotted party of the Third-Party Allotment was determined to be SMFG, as a result of the Third-Party Allotment, SMFG will acquire 225,988,700 shares of common stock of the Target (total amount of issue price: JPY 119,999,999,700) as of December 26, 2011, closing date. The number of shares to be held after implement of the Third-Party Allotment will be 344,935,546 shares (225,988,700 shares held directly, and 118,946,846 shares held indirectly)

4.	Schedule (planned)

December 7, 2011 (Wednesday)	the settlement commencement date

III.	Policies etc. after the Tender Offer and Future Prospects

The total number of shares tendered in the Tender Offer is 91,020,096 shares. Because the ratio of the total number of shares tendered in the Tender Offer to the number obtained by subtracting the number of Shares of the Target held by the Tender Offeror as of the commencement date of the Tender Offer from the total number of issued Shares of the Target (excluding the number of treasury shares held by the Target) is 92.04%, i.e., becomes more than 50%, the share exchange under which SMFG will become a wholly-owning parent company of the Target and the Target will become a wholly-owned subsidiary of SMFG (the “Share Exchange”) shall be implemented, subject to receiving an opinion from the third-party committee of the Target to the effect that the implementation and method of the Share Exchange will not be detrimental to the interests of minority shareholders other than the Tender Offeror. The method of the Share Exchange and the specific procedures and timing for the implementation of the Share Exchange will be promptly announced as soon as they are decided upon consultation with the Target.

- End of Document -

Precaution Statement

*       This press release contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; SMFG’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of SMFG’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure press releases such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

*       SMFG has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Share Exchange by SMFG for Target shares. The Form F-4 contains a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about SMFG and the Target, the Share Exchange and related matters including the terms and conditions of the Share Exchange. U.S. shareholders of the Target are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that are filed with the SEC in connection with the Share Exchange before they make any decision with respect to the Share Exchange. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the Share Exchange are and/or will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the Share Exchange are and/or will be made available to U.S. shareholders of the Target, free of charge, by faxing a request to SMFG at +81-3-4333-9876